UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Results of Subscription of the Paid-in Capital Increase

On March 8, 2024, LG Display Co., Ltd. (the “Company”) filed with the Korea Exchange a report of the subscription results of the previously announced paid-in capital increase. The key details of such report are as follows:

1.
Type of securities: Registered common shares

2.
Offering method: Paid-in capital increase with a share rights offering to existing shareholders

3.
Eligible subscribers: The Company’s Employee Stock Ownership Association (“ESOA”) and existing shareholders (holders of share rights)

4.
Subscription date: March 7, 2024

5.
Results of subscription:
•
Number of new shares scheduled to be issued: 142,184,300 shares
•
Number of subscribed shares through the subscription: 149,166,889 shares
•
Total number of subscribed shares: 149,166,889 shares
•
Subscription ratio: 104.91%

6.
Method of disposition of fractional shares and unsubscribed shares:
1)
The Company has determined to issue 142,184,300 registered common shares, which shall initially be allocated to existing shareholders of the Company through an offering of rights to subscribe for new shares of the Company and any unsubscribed shares resulting therefrom shall then be made available for subscription through a public offering in Korea.
2)
The number of shares allotted to the existing shareholders has been calculated by multiplying (x) the number of oversubscribed shares by the existing shareholders of the Company by (y) the oversubscription allocation ratio.
3)
49,757 shares constituting shares that remain unsubscribed upon subscription by the ESOA and existing shareholders and fractional shares resulting from oversubscription shall be offered to the general public in Korea.

Subscription dates for public offering in Korea (unsubscribed and fractional shares): March 11, 2024 to March 12, 2024

7.
Other matters:
1)
The subscription date referred to in item 4 above is the end date of the subscription date for the Company’s existing shareholders.
2)
Details of the results of subscription:

Number of shares to be issued: 142,184,300 shares

Number of shares subscribed by the ESOA: 28,436,860 shares

Number of shares subscribed with share rights: 104,755,100 shares

Number of oversubscribed shares: 15,974,929 shares

(Oversubscription Allocation Ratio: 0.5629032842 shares per share)

Note: any subscriber participating in oversubscription will be allocated with the number of shares calculated by multiplying (x) the number of oversubscribed shares and (y) the oversubscription allocation ratio, but any fraction of less than one (1) full share shall be rounded down.


Total number of subscribed shares: 149,166,889 shares

(Total subscription ratio: 104.91%)


Number of fractional and unsubscribed shares: 49,757 shares

Subscription dates for public offering in Korea: March 11, 2024 to March 12, 2024

Refund and payment date for share subscription price: March 14, 2024

Listing date for the new shares: March 26, 2024

Note: this report is neither an offer to sell nor a solicitation of an offer to buy any of the Company’s securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The following information is included only in this report on Form 6-K and not in the report filed with the Korea Exchange:

-
Number of new American Depositary Shares (“ADSs”) subscribed to by the Company’s existing ADS holders: 2,076,156 new ADSs (including 50,212 oversubscribed ADSs)

-
Number of new shares subscribed to by Citibank, N.A., as the depositary of the Company’s ADS program, on behalf of the subscribing ADS holders: 1,038,078 new shares (including 25,106 oversubscribed shares)

Related Disclosures:

-
Amended Report of a Material Event (Resolution Regarding Paid-in Capital Increase) dated March 4, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K/A on the same date.

-
Amendment No. 2 to Prospectus dated March 4, 2024, which was furnished to the United States Securities and Exchange Commission under Exhibit 99.1 to Form CB/A on the same date.

-
Notice of Definitive Subscription Price of New Shares to be Issued pursuant to the Paid-in Capital Increase dated March 4, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K on the same date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 8, 2024 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division